UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Tribune Publishing Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
89703P107
(CUSIP Number)
California Capital Equity, LLC
Attn: Patrick Soon-Shiong
9920 Jefferson Boulevard
Culver City, California 90232
(310) 836-6400

With a Copy to:

Philip Richter
Brian Mangino
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 17, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 89703P107                                                                                                          13D/A

1	NAMES OF REPORTING PERSONS

California Capital Equity, LCC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
7,650,000 share (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,650,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,650,000 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89703P107                                                                                                          13D/A

1	NAMES OF REPORTING PERSONS

Nant Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None (See Item 5)

	8	SHARED VOTING POWER
7,650,000 shares (See Item 5)

	9	SOLE DISPOSITIVE POWER
None (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,650,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,650,000 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 89703P107                                                                                                          13D/A

1	NAMES OF REPORTING PERSONS

Patrick Soon-Shiong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,093,619 (See Item 5)

	8	SHARED VOTING POWER
7,650,000 share (See Item 5)

	9	SOLE DISPOSITIVE POWER
1,093,619 shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
7,650,000 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,743,619 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.6% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 7 (the “Amendment”) amends and supplements the Schedule 13D (as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2016, as amended by amendment no. 1 to Schedule 13D filed with the SEC on November 23, 2016, amendment no. 2 to Schedule 13D filed with the SEC on March 22, 2017, amendment no. 3 to Schedule 13D filed with the SEC on March 28, 2017, and amendment no. 4 to Schedule 13D filed with the SEC on April 5, 2017, amendment no. 5 to Schedule 13D filed with the SEC on April 6, 2017, and amendment no. 6 to Schedule 13D filed with the SEC on February 8, 2018 by certain of the Reporting Persons (as defined below) with respect to the common stock, par value $0.01 per share (“Common Stock”) of Tribune Publishing Company, a Delaware corporation (formerly known as tronc, Inc., the “Issuer”) by Dr. Patrick Soon-Shiong, a natural person and citizen of the United States, Nant Capital, LLC, limited liability company organized under the laws of the state of Delaware (“Nant Capital”) and California Capital Equity, LLC, a limited liability company organized under the laws of the state of Delaware (“CalCap” and, together with Dr. Soon-Shiong, and Nant Capital, the “Reporting Persons”).

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged and is incorporated by reference into this Amendment.

Percentages are based on 35,601,362 shares of Common Stock issued and outstanding as of November 5, 2018 as disclosed by the Company in the Quarterly Report on Form 10-Q of the Company filed by the Company on November 8, 2018.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated as follows:

On January 17, 2019, Dr. Soon-Shiong, Nant Capital and one of their affiliates (the “PSS Parties”) entered into a Standstill and Voting Agreement (the “Standstill Agreement”) with the Issuer under which the Standstill Parties agreed that, until June 30, 2020, they and their affiliates will not (a) make or participate in any “solicitation” of “proxies” (as defined in the rules of the SEC) to vote, or seek or advise or knowingly influence any person with respect to the voting of any voting securities of the Issuer, (b) join or participate in a “group” (as defined in the rules of the SEC) in connection with any voting securities of the Issuer, (c) seek to control or knowingly influence the management, board of directors (the “Board”) or policies of the Issuer, subject to certain exceptions, (d) take any action that would reasonably be expected to require the Issuer to make a public announcement regarding any of the foregoing prohibited actions or (e) enter into any arrangements with or encourage any other persons in connection with any of the foregoing matters.

Under the Standstill Agreement, the PSS Parties also agreed that, until June 30, 2020, they and their affiliates will vote their shares of Common Stock (a) in favor of each nominee or director designated by the Nominating and Governance Committee of the Board at each election of directors and (b) in accordance with the Board’s recommendation on any “Change of Control” (as defined in the Standstill Agreement) transaction involving the Issuer brought to a vote of the Issuer’s stockholder, subject to the transaction meeting certain minimum price requirements.

The foregoing description of the Standstill Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Standstill Agreement, a copy of which is included as Exhibit 6 hereto and is incorporated herein by reference.

Subject to the restrictions set forth in the Standstill Agreement, the Reporting Persons reserve the right to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, purchasing or otherwise acquiring additional securities of the Issuer (subject to any contractual or other limitations that may current exist), selling or otherwise disposing of any securities of the Issuer beneficially owned by the Reporting Persons, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of, among other things, the investment strategy of the Reporting Persons, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and restated as follows:

The information regarding the Standstill Agreement set forth in Item 4 above is incorporated herein by reference in response to Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

The following documents are filed as Exhibits to this Schedule 13D:

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on June 7, 2016).
2
Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001¬36230) filed with the SEC on May 23, 2016).

3
Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

4
Stock Purchase Agreement, dated as of February 24, 2017, by and between HG Vora Special Opportunities Master Fund, Ltd. and Nant Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on March 22, 2017).

5
Membership Interest Purchase Agreement, dated February 8, 2018, by and among Nant Capital and the Issuer (incorporated by reference to Exhibit 2.1 to the Form 8K filed by the Issuer on February 7, 2018).

6	Standstill and Voting Agreement, dated January 17, 2019, by and among Nant Capital, Dr. Soon-Shiong, NantMedia Holdings, LLC and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

NANT CAPITAL LLC

By:	/s/ Charles Kenworthy
Its President

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its Manager

PATRICK SOON-SHIONG

By:	/s/ Patrick Soon-Shiong

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on June 7, 2016).
2
Securities Purchase Agreement, by and among Tribune Publishing Company, Nant Capital, LLC and Dr. Patrick Soon-Shiong, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001¬36230) filed with the SEC on May 23, 2016).

3
Registration Rights Agreement, by and between Tribune Publishing Company and Nant Capital, LLC, dated as of May 22, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001- 36230) filed with the SEC on May 23, 2016).

4
Stock Purchase Agreement, dated as of February 24, 2017, by and between HG Vora Special Opportunities Master Fund, Ltd. and Nant Capital, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed on March 22, 2017).

5
Membership Interest Purchase Agreement, dated February 8, 2018, by and among Nant Capital and the Issuer (incorporated by reference to Exhibit 2.1 to the Form 8K filed by the Issuer on February 7, 2018).

6	Standstill and Voting Agreement, dated January 17, 2019, by and among Nant Capital, Dr. Soon-Shiong, NantMedia Holdings, LLC and the Issuer.